

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

Via E-mail
Mr. Paul Korus
Chief Financial Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203-4518

      Re: Cimarex Energy Co.
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 26, 2013
             File No. 001-31445

Dear Mr. Korus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 64

Unaudited Supplemental Oil and Gas Disclosures, page 89

1.   We note the discussion of the changes to your proved undeveloped reserves and the omission of discussion and figures for capital expended to develop PUD reserves. Item 1203(c) of Regulation S-K requests that registrants "Discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, <u>capital expenditures</u>." We wish point out to you that this issue was previously raised in comment 6 of our letter dated May 15, 2012 regarding your Form 10-K for the fiscal year ended December 31, 2011. Please amend your document to comply with Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald M. Winfrey at (202) 551-3704 regarding engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director